Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

August 5, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Mr. Dave Edgar

Ms. Kathleen Collins

Mr. Larry Spirgel

Re:	Golden Path Acquisition Corp Response to the Staff’s Comments on Amendment No. 6 to Registration Statement on Form S-4 Filed July 1, 2022 with File No. 333-259896

Dear Mr. Edgar, Ms. Collins, and Mr. Spirgel:

On behalf of our client, Golden Path Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 12, 2022 on the Company’s Amendment No. 6 to Registration Statement on Form S-4 previously submitted on July 1, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Proxy Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Proxy Statement.

Amendment No. 6 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
MC Hologram Inc., page 11

1.	We note your revised disclosures in response to prior comment 1, however, it remains unclear how you determined that the reorganization qualifies as a transaction between entities under common control. In this regard, we note that prior to the reorganization, Shanghia Mengyun Holographic was majority owned by BEIM and Wei Peng held 30% of BEIM shares, which represents less than a majority (i.e. 50%) ownership interest. Please provide a detailed analysis to support your accounting for the reorganization.

In response to the Staff’s comments, the Company has revised the disclosure in the Proxy Statement on page 12 in accordance with the Staff’s instructions. Besides, the Act-in-Concert Agreement and Voting Agreement entered into by and among BEIM, Horgos Guosheng Zhongxing Equity Investment Partnership, and Qidian Wuxian Equity Investment Management (Beijing) Co., Ltd. have been added as Annex E to the Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MC Overview, page 135

2.	We note in response to prior comment 2 you removed from your Overview disclosures the quantified discussion regarding the impact that the fiscal 2020 acquisitions had on revenue. However, the intent of our comment was for you to move such disclosure to the third paragraph of the Overview section in an effort to provide further context to your discussion regarding the significant increase in revenue from fiscal 2020 to 2021. Please revise.

In response to the Staff’s comments, the Company has revised the disclosure in the Proxy Statement on pages 135 in accordance with the Staff’s instructions.

3.	Please describe further the “mega size” hardware arrangements, which contributed to the significant increase in holographic hardware sales during the three months ended March 31, 2022. If applicable, include a discussion of the potential impact to future revenue or revenue growth rates if you do not anticipate additional revenue from these mega size arrangements in future periods. Similarly, you state that the significant decrease in holographic solutions’ gross margins was due to the fact that you outsourced a significant part of the product development work to third-party providers. Please revise to clarify whether you anticipate the decline in gross margins to continue into future periods and discuss the potential impact to your overall results of operations and liquidity should this trend continue. Refer to Item 303(b)(2)(ii) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure in the Proxy Statement on pages 141 and 143 in accordance with the Staff’s instructions.

Results of Operations

Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2022, page 141

4.	We note from your revised disclosure in response to prior comment 5 you expect the LiDAR product unit costs to stabilize in fiscal 2022 since the supply of raw materials is improving. You also state “MC is positive on future LiDAR.” Similarly, you state that MC expects the profit margins on LiDAR products to improve in the following quarters. Please revise to clarify the basis for such statements and in your response tell us what changes, if any, you have experienced in supply issues, revenue and margins related to LiDAR product sales since March 31, 2022 that support your assertions.

In response to the Staff’s comments, the Company has revised the disclosure in the Proxy Statement on pages 141 and 143 in accordance with the Staff’s instructions.

MC Hologram - Notes to Unaudited Interim Condensed Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-59

5.	We note your response to prior comment 7, however, the intent of our comment was to understand what is meant by “gross” revenue as it relates to your GMV advertising contracts. In this regard, please tell us whether revenue recognized from these arrangements is a percentage of the merchandise sold or whether revenue equals the total amount of merchandise sold with a corresponding amount included in cost of revenue.

The Company respectfully advises the Staff that revenue recognized from GMV advertising arrangements is a percentage of the merchandise sold and there is no corresponding amount included in cost of revenue, the Company has also revised the disclosure in the Proxy Statement on pages 154 and F-60 in accordance with the Staff’s instructions.

General

6.

Please tell us why it is appropriate to register the issuance of shares to the MC Hologram, Inc. (“MC”) shareholders as part of the business combination. Please explicitly address the following points that seem to support the conclusion that the offer and sale of the shares being issued to MC shareholders is a private transaction:

● The MC shareholders have already approved the Merger Agreement and Plan of Merger;

● The MC shareholders were originally given registration rights as part of the business combination; and

● The Merger Agreement contains a lock-up provision that applies to all the MC shareholders.

In response to the Staff’s comments, the Company has decided to issue the consideration shares to MC shareholders in a private transaction.

7.	Please revise to update the status of any events whose milestone dates have passed. For example, you state that either party may terminate the Merger Agreement if the closing has not occurred by March 31, 2022 or that Golden Path has until June 23, 2022 to consummate a business combination.

In response to the Staff’s comments, the Company and MC have entered into Amendment No. 1 to the Merger Agreement and filed the current report on Form 8-K. The Company also revised the disclosure in the Proxy Statement on pages 7 and 80 in accordance with the Staff’s instructions.

If you have any questions regarding the Proxy Statement, please contact the undersigned by phone at 212 599-3322 ext. 25115 or via e-mail at sglauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman

cc:	Yang Ge (DLA Piper)

Bill Huo (Becker)